January 11, 2008

John P. Nolan
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

     RE: FIRST BANCTRUST CORPORATION
         FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
         FORMS 10-Q FOR THE QUARTERLY PERIODS ENDED MARCH 31, 2007, JUNE 30, 2007, AND SEPTEMBER 30, 2007
         FILE NO. 000-32535

Dear Mr. Nolan:

This correspondence is in response to your letter dated December 19, 2007 concerning First BancTrust Corporation's ("The Company") Form 10-K for the Fiscal Year Ended December 31, 2006 and Form 10-Q for the Quarters Ended March 31, 2007, June 30, 2007, and September 30, 2007. We have filed concurrently herewith an Amendment No. 1 to Form 10-K for the Year Ended December 31, 2006 in response to the comments set forth below. For ease of reference, we have repeated each of your comments below and our response to each comment follows immediately thereafter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006:

EXHIBIT 13 - 2006 ANNUAL REPORT TO STOCKHOLDERS

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 43

     1. Please amend your Form 10-K to include a signed report from your independent accounting firm as required by Rule 2-02(a) of Regulation S-X.

     MANAGEMENT'S RESPONSE: PAGE 43 OF EXHIBIT 13 OF THE FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 HAS BEEN AMENDED TO INCLUDE A SIGNED REPORT FROM THE INDEPENDENT ACCOUNTING FIRM. THIS WAS INADVERTENTLY OMITTED FROM THE

     ORIGINAL FILING; HOWEVER, THE PRINTED ANNUAL REPORTS WHICH WERE DISTRIBUTED TO SHAREHOLDERS DID INCLUDE A SIGNED REPORT PAGE FROM THE INDEPENDENT ACCOUNTING FIRM.

     2. Please ensure that you file the entire text of the amended Item 8 in your Form 10-K amendment. In addition, file updated officer certifications.

     MANAGEMENT'S RESPONSE: THE AMENDMENT OF THE FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 INCLUDES A REVISION TO PART II, ITEM 8, OF THE FORM 10-K, TO WHICH THE EXHIBIT 13 IS INCORPORATED BY REFERENCE. IN ADDITION, THE AMENDMENT INCLUDES CURRENTLY DATED CERTIFICATIONS FROM THE COMPANY'S CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, AS REQUIRED BY SECTIONS 302 AND 906 OF THE SARBANES-OXLEY ACT OF 2002.

     NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
     POLICIES

     STOCK OPTIONS, PAGE 57

     3. We note your disclosure that during December 2005 the Company accelerated the vesting of 182,504 options and that no compensation expense was recognized. Please provide us with your analysis describing how you determined that you did not need to recognize compensation expense due to the acceleration. Refer to paragraph 51 of SFAS 123R.

MANAGEMENT'S RESPONSE:

PRIOR TO JANUARY 1, 2006, THE COMPANY ACCOUNTED FOR STOCK OPTIONS UNDER APB NO. 25 AND DID NOT RECOGNIZE THE RELATED COMPENSATION EXPENSE IN THE FINANCIAL STATEMENTS AS THE EXERCISE PRICE WAS THE STOCK PRICE AT THE DATE OF AWARD. IN ACCORDANCE WITH SFAS 123, THE COMPANY DISCLOSED THE RELATED COMPENSATION COST, NET OF INCOME TAX EFFECT AND THE PRO-FORMA EFFECT TO NET INCOME AND EARNINGS PER SHARE IN A FOOTNOTE TO THE FINANCIAL STATEMENTS. THE ADOPTION OF SFAS 123R DID NOT OCCUR UNTIL JANUARY 1, 2006; THEREFORE, THE RULES OF SFAS 123R DID NOT APPLY IN DECEMBER 2005 AT THE TIME THE COMPANY'S BOARD OF DIRECTORS AUTHORIZED THE RESOLUTION TO ACCELERATE STOCK OPTIONS GRANTED PRIOR TO DECEMBER 31, 2005. BY ACCELERATING THE VESTING OF THE STOCK OPTIONS, THE COMPANY ESTIMATED APPROXIMATELY $411,000 OF FUTURE COMPENSATION WAS ELIMINATED WHICH WOULD HAVE BEEN RECOGNIZED IN FUTURE YEARS WITH THE ADOPTION OF SFAS 123R. THE RESOLUTION PASSED BY THE BOARD OF DIRECTORS ONLY ACCELERATED THE VESTING OF THE STOCK OPTIONS GRANTED PRIOR TO DECEMBER 31, 2005. THE EXERCISE PRICE AND REMAINING TERMS OF EACH OF THE ACCELERATED OPTIONS REMAINED THE SAME. THE ACCELERATION WAS NOT DONE IN CONTEMPLATION OF BENEFITING ANY INDIVIDUALS THAT WOULD HAVE OTHERWISE BEEN FORFEITED DURING THE ORIGINAL VESTING PERIOD PURSUANT TO THE ORIGINAL TERMS. IN ADDITION, NO DIRECTORS OR EMPLOYEES AFFECTED BY THE ACCELERATION OF THE STOCK OPTIONS

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WERE ANTICIPATING RETIREMENT WITHIN THE ORIGINAL VESTING PERIOD. THE
MODIFICATION DID NOT RENEW OR INCREASE THE LIFE OF THE OPTION PURSUANT TO ITEM K OF STAFF ACCOUNTING BULLETIN 107 AND PARAGRAPHS 32 THROUGH 36 OF FASB INTERPRETATION NO. 44, ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION. A COPY OF THE BOARD RESOLUTION OF DECEMBER 1, 2005 IS ATTACHED FOR YOUR REFERENCE AND THE WORKSHEET CALCULATING THE AMOUNT OF THE FUTURE COMPENSATION.

In addition, per your request, the Company hereby acknowledges that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

First BancTrust Corporation


/s/ Terry J. Howard                     /s/ Ellen M. Litteral
-------------------------------------   ----------------------------------------
TERRY J. HOWARD                         ELLEN M. LITTERAL
PRESIDENT AND CHIEF                     TREASURER AND CHIEF
EXECUTIVE OFFICER                       FINANCIAL OFFICER

OPTIONS GRANT WORKSHEET:




                       152,087                                           vesting
stock option plan      Available            5/21/2004        5/15/2004   price       cost
-----------------      ---------            ---------       ----------  --------  ----------
                                  Proposed    split                     19.74
                                  option     adjusted                   pre-
                                  Awards      awards         0.200      split
                                                                        9.87
                                                                        split
                                                                        adjusted
CEO
   Terry Howard                     11,087    22,174   0.2   4,434.800    9.87    $43,771.48

Directors
   Terry T. Hutchison               11,000    22,000   0.2   4,400.000    9.87    $43,428.00
   John Welborn                     11,000    22,000   0.2   4,400.000    9.87    $43,428.00
   Joe Schroeder                    11,000    22,000   0.2   4,400.000    9.87    $43,428.00
   David W. Dick                    11,000    22,000   0.2   4,400.000    9.87    $43,428.00
   James Motley                     11,000    22,000   0.2   4,400.000    9.87    $43,428.00
   Vick Bowyer                      11,000    22,000   0.2   4,400.000    9.87    $43,428.00

Senior Management
   David Sullivan                    9,000    18,000   0.2   3,600.000    9.87    $35,532.00
   Larry Strohm                      9,000    18,000   0.2   3,600.000    9.87    $35,532.00
   Jack Franklin                     9,000    18,000   0.2   3,600.000    9.87    $35,532.00
   Ellen Litteral                    9,000    18,000   0.2   3,600.000    9.87    $35,532.00

Department Heads
   Larry Daily                       8,000    16,000   0.2   3,200.000    9.87    $31,584.00
   Rick Wells                        8,000    16,000   0.2   3,200.000    9.87    $31,584.00
   Phyllis Webster                   8,000    16,000   0.2   3,200.000    9.87    $31,584.00
   Jay Rinehart                      5,000    10,000   0.2   2,000.000    9.87    $19,740.00
   Linda Simpson                     5,000    10,000   0.2   2,000.000    9.87    $19,740.00
   Lynn McCool                       5,000    10,000   0.2   2,000.000    9.87    $19,740.00
                                   -------   -------
TOTALS                             152,087   304,174        60,834.800
                                   =======   =======        ==========

                       Held by
                       Officers              172,174




                        share                                           share
                       balance                                         balance
                        after                                           after       Total
                         2004                    vesting                 2005       vested
stock option plan      vesting       5/15/2005    price      cost      vesting      Shares
-----------------      -------       ---------  --------  ----------  ---------  -----------
                                                19.74
                                                pre-
                                     0.200      split
                                                9.87
                                                split
                                     vested     adjusted
CEO
   Terry Howard         17,739  0.2  4,434.800    9.87    $43,771.48     13,304    8,869.600

Directors
   Terry T. Hutchison   17,600  0.2  4,400.000    9.87    $43,428.00     13,200    8,800.000
   John Welborn         17,600  0.2  4,400.000    9.87    $43,428.00     13,200    8,800.000
   Joe Schroeder        17,600  0.2  4,400.000    9.87    $43,428.00     13,200    8,800.000
   David W. Dick        17,600  0.2  4,400.000    9.87    $43,428.00     13,200    8,800.000
   James Motley         17,600  0.2  4,400.000    9.87    $43,428.00     13,200    8,800.000
   Vick Bowyer          17,600  0.2  4,400.000    9.87    $43,428.00     13,200    8,800.000

Senior Management
   David Sullivan       14,400  0.2  3,600.000    9.87    $35,532.00     10,800    7,200.000
   Larry Strohm         14,400  0.2  3,600.000    9.87    $35,532.00     10,800    7,200.000
   Jack Franklin        14,400  0.2  3,600.000    9.87    $35,532.00     10,800    7,200.000
   Ellen Litteral       14,400  0.2  3,600.000    9.87    $35,532.00     10,800    7,200.000

Department Heads
   Larry Daily          12,800  0.2  3,200.000    9.87    $31,584.00      9,600    6,400.000
   Rick Wells           12,800  0.2  3,200.000    9.87    $31,584.00      9,600    6,400.000
   Phyllis Webster      12,800  0.2  3,200.000    9.87    $31,584.00      9,600    6,400.000
   Jay Rinehart          8,000  0.2  2,000.000    9.87    $19,740.00      6,000    4,000.000
   Linda Simpson         8,000  0.2  2,000.000    9.87    $19,740.00      6,000    4,000.000
   Lynn McCool           8,000  0.2  2,000.000    9.87    $19,740.00      6,000    4,000.000

TOTALS                 243,339       60,834.80                          182,504  121,669.600
                       =======       =========                        =========  ===========
                                                                      $    2.25
                                                                      $ 410,635
                                                                      $(410,633)
                                                                      =========

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                                 RESOLUTIONS FOR
                      MEETING OF THE BOARD OF DIRECTORS OF
                           FIRST BANCTRUST CORPORATION
                                DECEMBER 1, 2005

Mr. Howard discussed a request for the Board to take certain actions in connection with the amendment to certain stock options pursuant to the First BancTrust Corporation 2002 Stock Option Plan (the "Stock Option Plan"). The purpose of these actions, he explained, was to accelerate the time at which such options become exercisable. Mr. Howard summarized the accounting expense that the Company would recognize if the acceleration of exercisability did not occur. Mr. Howard also summarized the effect such acceleration would have on the treatment of the incentive stock options granted to employees and the effect on the taxability of a portion of such options at the time of exercise.

On motion duly made and seconded, the following resolution was approved:

     WHEREAS, First BancTrust Corporation (the "Corporation") has established the First BancTrust Corporation 2002 Stock Option Plan (the "Stock Option Plan") for its officers, employees and directors that provides for the grant to officers, employees and directors of the option to purchase common stock of the Corporation; and

     WHEREAS, the Corporation has previously awarded stock options to certain officers, employees and directors and the Board wishes to approve amendments to all outstanding options to provide that they shall become fully exercisable as of December 1, 2005.

     NOW, THEREFORE BE IT RESOLVED, that effective December 1, 2005, all outstanding stock options shall be fully vested, provided that, in the case of any Incentive Stock Options that are not yet exercisable and which will lose their status as Incentive Stock Options if such options become exercisable effective December 1, 2005, the Optionee consents to such acceleration..

     FURTHER RESOLVED, that the appropriate officers of the Corporation are authorized and directed to do any and all things necessary to effectuate the intent of these resolutions

IN WITNESS WHEREOF this 1st day of December, 2005.

(SEAL)


                                        /s/ David W. Dick
                                        ----------------------------------------
                                        David W. Dick
                                        Corporate Secretary

                                         Amendment to Stock Option Plan 12/01/05